FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Mexico City, October 11, 2010 - Telmex Internacional, S.A.B. de C.V. (“Telint”) (BMV: TELINT; LATIBEX: XTII), hereby informs that its subsidiary, Embratel Participações S.A. has announced the result of the auction regarding the Voluntary Public Offering, for the purchase by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL of up to 100% (one hundred percent) of the preferred shares (other than the shares owned by Embratel Participações S.A.), issued by Net Serviços de Comunicação S.A. The following is an English translation of the notice of material fact (fato relevante) published by Embratel Participações S.A. on October 8, 2010:

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Notice of Material Fact

Embratel Participações S.A. (“Embrapar”), in compliance with the provisions of Instruction no. 358/02 of the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”), hereby informs  the public in general and its shareholders that its subsidiary, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL, registered at CNPJ/MF under no. 33.530.486/0001-29 (“Embratel” or the “Offeror”), in its voluntary tender offer to purchase up to 100% (one hundred percent) of the preferred shares (other than the shares held by Embrapar) issued by Net Serviços de Comunicação S.A., a publicly-held company registered at CNPJ/MF under no. 00.108.786/0001-65 (“NET”) (the “Tender Offer”), through  the auction held on October 7, 2010 conducted through the BM&FBOVESPA – BOVESPA, acquired 143,853,436 of NET’s preferred shares, representing 73% of NET’s outstanding preferred shares held by public shareholders, as defined by Brazilian regulations, on the date of the auction.

Because the number of preferred shares acquired by Embratel in the auction represented more than 2/3 of the outstanding preferred shares of NET held by public shareholders on the date of the auction, in compliance with item 1.3.3 of the Tender Offer Notice, for a three month period, until January 13, 2011, the owners of the remaining outstanding preferred shares issued by NET may sell their shares to the Offeror, at the price offered in the Tender Offer , adjusted by the monthly Brazilian Taxa Referencial (“TR”), pro rata temporis, as from October 13, 2010, the settlement date of the auction, until the payment date.

Holders of preferred shares of NET can exercise this shareholder put right beginning on October 13 of 2010 by going to any branch of Banco Bradesco S.A. (“Bradesco”), the depositary institution for the shares of NET, during business hours, and submit the form “Order of Transfer”, available at the website of Embratel S.A. (www.embratel.com.br), as well as in any branch of Bradesco, together with all the identification documents listed therein.

Payment for the exercise of the shareholder put shall be made through Bradesco, pursuant to the banking information of the beneficiary as provided in the form Order of Transfer, upon analysis of the documents and submission to Embratel.

A shareholder who is represented by an attorney-in-fact must deliver, in addition to the documents referred to above, the power of attorney in which the attorney-in-fact is empowered to exercise of the right to withdraw and request the reimbursement of the shares on behalf of such shareholder.

Rio de Janeiro, October 8 2010.

Embratel Participações S.A.

Isaac Berensztejn

Investor Relations Officer

About Telint

Telint is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telint is available at www. telmexinternacional. com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. informs to investor public